

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 30, 2020

Michael Paul Rivera
President and Director
EMV Automotive USA Inc.
11647 Ventura Boulevard
Studio City, CA 91604

> **Re: Electrameccanica Vehicles Corp.**
> **Registration Statement on Form F-3**
> **Filed November 23, 2020**
> **File No. 333-250863**

Dear Mr. Rivera:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

Please contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Thomas J. Deutsch, Esq.